DIRECTORS RESOLUTIONS

OF

BAJA MINING CORP.

(the “Company”)

The following Resolutions having been consented to in writing by all of the Directors of the Company shall, pursuant to the Articles of the Company, be deemed to have the same force and effect as if passed at a Meeting of Directors duly called and properly constituted for the transaction of business.

WHEREAS:

INCREASE OF AUTHORIZED CAPITAL

A.

It has been proposed to increase the Company's authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

RESOLVED THAT:

1.

In accordance with B.C. Business Corporations Act Section 54(3) and the Company's Articles Section 6.1, the Company can alter its authorized share structure, as set out in its existing Articles, by increasing its maximum authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value and the Company's Notice of Articles be altered accordingly, with no commensurate increase in the current issued share capital

2.

Anyone director of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.

3.

These resolutions may be signed by the directors of the Company in as many counterparts as may be necessary, each of which is signed shall be deemed to be an original, and such counterparts together shall constitute one and the same in and notwithstanding the date of execution shall be deemed to bear the date as set forth below:

Dated as of the 13th day of March, 2006